Neurotez Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance - September 30, 2014	9,796,000	$ 97,960	$4,926	($406,330)	($303,444)
Net loss for year	-			(257,389)	(257,389)
Balance - September 30, 2015	9,796,000	97,960	4,926	(663,719)	(560,833)
Net loss for year	-			(23,705)	(23,705)
Balance - September 30, 2016	9,796,000	97,960	4,926	(687,424)	(584,538)
Net loss for nine months	-			(22,938)	(22,938)
Balance - June 30, 2017	9,796,000	$ 97,960	$4,926	($710,362)	($607,476)